[redacted]

SECU 08032462 SION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-02978

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MACALLASTER PITFIELD MACKAY INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 BROAD STREET 26TH FLOOR
(No. and Street)

NEW YORK, N.Y 10004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID S MACALLASTER 212-422-9250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRIGGS, BUNTING & DOUGHERTY, LLP
(Name – *if individual, state last, first, middle name*)

1835 MARKET STREET, 26TH FLOOR PHILADELPHIA PA 19103
(Address) (City) (State) (Zip Code)

PROCESSED
SEP 05 2008
THOMSON REUTERS

SEC
Mail Processing
Section
AUG 27 2008
Washington, DC
103

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MR. DAVID S. MACALLASTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MACALLASTER PITFIELD MACKAY, INC., as of JUNE 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DOMINICK A. LIELLO
Notary Public, State of New York
No. 41-4753269
Qualified in Queens County
Commission Expires July 31, 2009

Notary Public

David S. MacAllaster
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MACALLASTER PITFIELD MACKAY INC.

CONTENTS

BRIGGS
BUNTING &
DOUGHERTY, LLP
CERTIFIED
PUBLIC
ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
MacAllaster Pitfield Mackay Inc.

We have audited the statement of financial condition of MacAllaster Pitfield Mackay Inc. as of June 30, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of MacAllaster Pitfield Mackay Inc. as of June 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
August 22, 2008

MacALLASTER PITFIELD MACKAY INC.

STATEMENT OF FINANCIAL CONDITION

June 30, 2008

ASSETS

Cash	$ 22,632
Cash (segregated in compliance with federal regulations)	3,141,341
Deposits with clearing organizations	158,750
Marketable securities owned, at fair value	6,784,338
Deferred tax asset	34,000
Prepaid taxes	20,329
Other assets	20,507
Total assets	$10,181,897

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Short-term bank loan	$ 162,070
Payable to customers	3,134,362
Payable to noncustomers	637,990
Payable to brokers/dealers and clearing	28,130
Deferred income taxes	93,396
Accounts payable and accrued expenses	39,984
Total liabilities	4,095,932
STOCKHOLDERS' EQUITY	
Capital stock $100 par value; 1,000 shares authorized 375 shares issued and outstanding	37,500
Additional paid-in capital	1,723,694
Retained earnings	4,324,771
Total stockholders' equity	6,085,965
Total liabilities and stockholders' equity	$10,181,897

See accompanying notes

(1) NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

MacAllaster Pitfield Mackay Inc. (the *"**Company**"*) is registered as a securities broker/dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, formerly the National Association of Securities Dealers, Inc. The Company's activities and sources of revenue primarily include the trading of corporate equity securities and providing brokerage and related services to its customers.

The Company is self-clearing and thereby fully subject to the provisions of the Securities and Exchange Commission Rule 15c3-3.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value.

Collateral

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating loss and tax credit carryforwards, and temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(2) CASH SEGREGATED UNDER FEDERAL REGULATIONS

The Company, in compliance with Rule 15c3-3 of the Securities and Exchange Commission, has segregated cash of $3,141,341 for the benefit of its customers.

(3) PAYABLE TO NONCUSTOMERS

The payable to noncustomers represents amounts payable to stockholders and officers and represents amounts owed for securities sold.

(4) PAYABLE TO CUSTOMERS

This amount represents cash owed to customers for securities sold. Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, this money is held in a separate account.

(5) PAYABLE TO BROKERS/DEALERS AND CLEARING

This amount represents unsettled trades with the clearing organizations.

(6) SHORT-TERM BANK LOAN

The Company has a line of credit under which they may borrow up to the lesser of $6 million or the fair value of the securities pledged as collateral. At June 30, 2008, the fair value of the securities pledged as collateral was $4.1 million. This credit line does not expire, but can be canceled with written notice from either party, and is payable on demand. The loan bears interest at the Federal Funds Rate plus 1.5%, which is calculated and charged monthly and on demand.

(7) NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital under the alternative method allowed by the Rule, whereby required net capital, as defined, shall not be less than the greater of 2% of aggregate debits arising from customer transactions, as defined in SEC Rule 15c3-1, or $250,000. At June 30, 2008, net capital was $4,401,702 which was $4,151,702 in excess of the required net capital.

(8) INCOME TAXES

Income taxes are computed pursuant to Statement of Financial Accounting Standards No. 109, *"Accounting for Income Taxes."* The Statement establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise's activities during the current and preceding years. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year and the statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

The deferred tax liability is primarily attributable to unrealized gains on securities positions not included for income tax purposes in the year in which they arise.

The current and deferred tax assets and liabilities created from the above differences are reported on the accompanying statement of financial position as follows:

Prepaid taxes	$ 20,329
Deferred tax asset	34,000
Total tax assets	$ 54,329
Deferred tax liability	$ (93,396)
Total tax liability	$ (93,396)

The effective tax rate differs from the statutory rate primarily due to the effects of state and local taxes and dividends received deductions. The New York City tax provisions are based upon an alternative tax calculation involving the add-back of salaries to stockholders owning more than 5% of the Company's stock.

At June 30, 2008, the Company had Federal and State net operating loss carryforwards of approximately $137,000 and $29,000, respectively, that will expire in June 2025. As the Company expects to fully utilize these net operating loss carryforwards, a deferred tax asset of $34,000 was recorded.

(9) COMMITMENTS

The Company leases its office, located in New York, New York, under a lease agreement expiring in December 2010, which is cancelable with 12 months written notice. This lease requires monthly payments of $9,239 through December 2009 and $12,900 thereafter. Rent expense under this lease was $109,875 for the year ended June 30, 2008. Future minimum payments under this lease total $137,993 for the year ending June 30, 2009.

In September 2004, the Company entered into a software licensing agreement which can be terminated with 180 days notice. Under this agreement, the Company is required to make monthly payments of $3,500. Total payments under this agreement for the year ended June 30, 2008 were $42,000 which are included in the "Communication and data processing" line of the statement of operations. Future minimum payments under this agreement total $21,000 for the year ending June 30, 2009.

(10) CONCENTRATIONS OF RISK

At June 30, 2008, the Company had market exposure with respect to the marketable securities it owned. At June 30, 2008, the Company owned one issue of common stock in the respective industries as follows:

Energy	53%
Banking	22%
Insurance	14%
Technology	9%

The Company limits the risk associated with these positions through daily monitoring procedures performed by the Company's directors.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

The Company deposits its cash in high-credit, quality financial institutions. These cash deposits may, at times, be in excess of the FDIC insurance limit or not insured by the FDIC.

(11) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

END